# Colliers International Group Inc.

Fourth Quarter 2016 Financial Results

February 15, 2017

Colliers
INTERNATIONAL

# Forward-Looking Statements

Certain statements included herein constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for the Company’s services, service industry conditions and capacity; the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations (especially safety and environmental laws and regulations); and other factors which are described in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission.

**Non-GAAP measures**

This presentation makes reference to the non-GAAP measures Adjusted EBITDA and Adjusted EPS. Please refer to Appendix for reconciliations to GAAP measures.

# Fourth Quarter 2016 Results

- Record fourth quarter results
- Completed the acquisition of UK building consultancy and project management business
- Strengthened New York presence with the recruitment of two strategic retail and capital markets teams
- Announced merger agreement with Colliers Parrish International Inc., the largest independently owned affiliate of Colliers in the U.S. (merger completed in January 2017)
- Declared semi-annual dividend of US$0.05 per common share

# Full Year 2016 Results

- Record operating results for 2016 despite political uncertainty and more challenging market conditions than prior year
- Continued revenue diversification
  - 38% of 2016 revenues from Outsourcing & Advisory services, up from 37% in 2015
- Completed ten strategic tuck-in acquisitions during the year
- Increased semi-annual dividend from US$0.04 to US$0.05

# 2016 Results Summary

## (US$ millions, except per share amounts)

| | Q4 2016 | Q4 2015 | % Change over Q4 2015 | |
|---|---|---|---|---|
| | | | USD | LC |
| Revenue | 576.0 | 556.1 | 4% | 5% |
| Adjusted EBITDA | 90.4 | 79.1 | 14% | 17% |
| *Adjusted EBITDA Margin* | *15.7%* | *14.2%* | | |
| Adjusted EPS | 1.22 | 1.06 | 15% | |
| GAAP Operating Earnings | 76.1 | 65.0 | 17% | |
| GAAP Operating Earnings Margin | 13.2% | 11.7% | | |
| GAAP EPS from continuing operations | 1.14 | 0.92 | 24% | |

| | Full Year 2016 | Full Year 2015 | % Change over Full Year 2015 | |
|---|---|---|---|---|
| | | | USD | LC |
| Revenue | 1,896.7 | 1,722.0 | 10% | 13% |
| Adjusted EBITDA | 203.1 | 181.3 | 12% | 15% |
| *Adjusted EBITDA Margin* | *10.7%* | *10.5%* | | |
| Adjusted EPS | 2.44 | 2.29 | 7% | |
| GAAP Operating Earnings | 146.2 | 80.4 | NM | |
| GAAP Operating Earnings Margin | 7.7% | 4.7% | | |
| GAAP EPS from continuing operations | 1.75 | 0.59 | NM | |

# 2016 Consolidated Revenues

## (US$ millions)


Q4 Revenue
576.0
556.1
Outsourcing & Advisory (1)
Sales Brokerage
Lease Brokerage
198.0
186.3
191.7
191.1
179.0
186.0
2016
2015

| % Change over Q4 2015 | USD | LC |
|---|---|---|
| Outsourcing & Advisory | 4% | 6% |
| Sales Brokerage | 4% | 5% |
| Lease Brokerage | 3% | 5% |
| **Total** | 4% | 5% |


Full Year Revenue
1,896.7
1,722.0
717.9
574.5
604.3
634.6
523.1
564.3
2016
2015

| % Change over FY 2015 | USD | LC |
|---|---|---|
| Outsourcing & Advisory | 13% | 16% |
| Sales Brokerage | 10% | 12% |
| Lease Brokerage | 7% | 9% |
| **Total** | 10% | 13% |

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

# Fourth Quarter Geographic Split

## (US$ millions)

**Q4 2016 Revenue**


Asia Pacific
132.2
23%
26%
51%
Americas
291.3
EMEA
152.2

**Q4 2016 Adjusted EBITDA**[1]


Asia Pacific
24.5
26%
37%
37%
Americas
34.1
EMEA
34.9

**Q4 2015 Revenue**


Asia Pacific
127.9
23%
27%
50%
Americas
276.4
EMEA
151.7

**Q4 2015 Adjusted EBITDA**[2]


Asia Pacific
21.1
26%
31%
43%
Americas
35.2
EMEA
25.5

(1) Q4 2016 GAAP Operating Earnings: $29.4M Americas, $28.8M EMEA, $22.9M Asia Pacific
(2) Q4 2015 GAAP Operating Earnings: $29.8M Americas, $20.5M EMEA, $19.1M Asia Pacific

# Full Year 2016 Geographic Split

## (US$ millions)

**2016 Revenue**


Asia Pacific
399.4
21%
25%
54%
Americas
1,021.3
EMEA
474.9

**2016 Adjusted EBITDA[1]**


Asia Pacific
51.4
24%
26%
50%
Americas
106.7
EMEA
55.9

**2015 Revenue**


Asia Pacific
385.1
22%
26%
52%
Americas
889.7
EMEA
446.1

**2015 Adjusted EBITDA[2]**


Asia Pacific
47.8
22%
26%
52%
Americas
88.7
EMEA
56.6

(1) 2016 GAAP Operating Earnings: $85.3M Americas, $34.3M EMEA, $45.6M Asia Pacific
(2) 2015 GAAP Operating Earnings: $69.2M Americas, $38.8 EMEA, $41.1M Asia Pacific

# Americas Q4

## (US$ millions)

- 5% revenue increase on a local currency basis impacted by a 3% internal revenue decline in local currencies offset by 8% growth from recent acquisitions
- Internal growth impacted by a slight decrease in Sales and Lease Brokerage which impacted revenue mix and EBITDA



Revenue
291.3
276.4
Outsourcing & Advisory (1)
84.4
75.5
Sales Brokerage
86.8
82.9
Lease Brokerage
120.1
118.0
Q4 2016
Q4 2015



Adjusted EBITDA(2)
(Adjusted EBITDA Margin)
34.1
35.2
11.7%
12.8%
Q4 2016
Q4 2015

| | USD | LC | Internal Growth (LC) |
|---|---|---|---|
| Revenue Growth | 5% | 5% | -3% |

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.
(2) GAAP Operating Earnings: Q4 2016 $29.4M at 10.1% margin ; Q4 2015 $29.8M at 10.8% margin

# EMEA Q4

## (US$ millions)

- 7% revenue increase on a local currency basis, with 11% growth from recent acquisitions partially offset by an internal revenue decline of 4%
- Internal growth was impacted by a slight decrease in Outsourcing & Advisory activity and Sales Brokerage in the UK when compared to record performance in the prior year quarter
- Adjusted EBITDA was up 37% from prior year quarter due to a change in revenue mix toward Sales and Lease brokerage in continental European markets, as well as the favourable impact of recent acquisitions.


Revenue
152.2
151.7
Outsourcing & Advisory (1)
74.5
80.7
Sales Brokerage
37.3
35.3
Lease Brokerage
40.4
35.6
Q4 2016
Q4 2015


Adjusted EBITDA(2)
(Adjusted EBITDA Margin)
34.9
25.5
22.9%
16.8%
Q4 2016
Q4 2015

| | USD | LC | Internal Growth (LC) |
|---|---|---|---|
| Revenue Growth | 0% | 7% | -4% |

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.
(2) GAAP Operating Earnings: Q4 2016 $28.8M at 18.9% margin ; Q4 2016 $20.5M at 13.5% margin

# Asia Pacific Q4

## (US$ millions)

- 2% internal revenue growth in local currencies
- Internal growth was driven by Outsourcing & Advisory and Sales Brokerage activity in Australia and Hong Kong
- Adjusted EBITDA was up 16% versus prior year quarter, due to operational improvements


Revenue
132.2
127.9
Outsourcing & Advisory (1)
38.7
34.6
Sales Brokerage
62.3
60.7
Lease Brokerage
31.2
32.5
Q4 2016
Q4 2015


Adjusted EBITDA(2)
(Adjusted EBITDA Margin)
24.5
21.1
18.5%
16.5%
Q4 2016
Q4 2015

| | USD | LC | Internal Growth (LC) |
|---|---|---|---|
| Revenue Growth | 3% | 2% | 2% |

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.
(2) GAAP Operating Earnings: Q4 2016 $22.9M at 17.3% margin ; Q4 2015 $19.1M at 14.9% margin

# Capitalization & Capital Allocation Overview

## (US$ millions)

| | December 31, 2016 | | December 31, 2015 | |
|---|---|---|---|---|
| Cash | $ | 113.1 | $ | 116.2 |
| Total Debt | | 262.5 | | 260.9 |
| Net Debt | $ | 149.4 | $ | 144.8 |
| Redeemable non-controlling interests | | 134.8 | | 139.6 |
| Shareholders' equity | | 212.5 | | 149.5 |
| Total capitalization | $ | 496.7 | $ | 433.9 |
| Net debt / pro forma adjusted EBITDA | | 0.7 | | 0.8 |

| | 3 Months Ended | | | |
|---|---|---|---|---|
| | December 31, 2016 | | December 31, 2015 | |
| Capital Expenditures | $ | 8.8 | $ | 6.7 |
| Acquisition Spend (1) | $ | 10.3 | $ | 17.5 |

| | 12 Months Ended | | | |
|---|---|---|---|---|
| | December 31, 2016 | | December 31, 2015 | |
| Capital Expenditures | $ | 25.0 | $ | 22.5 |
| Acquisition Spend (1) | $ | 98.2 | $ | 59.2 |

### Highlights

- Subsequent to year end, existing $525 million multi-currency revolving credit facility maturing June 2020 was increased to $700 million and extended to January 2022
- Net debt leverage of 0.7 at December 31, 2016
- Strong 2016 acquisitions activity; momentum continued subsequent to year-end with three acquisitions completed in January 2017
- Full year capital expenditures of $25.0 million steady at approximately 12% of adjusted EBITDA

(1) Includes business acquisitions, contingent acquisition consideration and purchases of non-controlling interests in subsidiaries.

# Looking Ahead

- 2017 Outlook
  - Predicated on no material changes from 2016 market conditions
  - Solid revenue pipelines in most markets, tempered by political risk and greater uncertainty
  - High single digit to low double digit percentage revenue growth in local currency, given acquisitions completed in January 2017 and expected low single digit percentage internal revenue growth
  - Adjusted EBITDA margin consistent with 2016
  - High single to low double digit percentage adjusted EPS growth

- 2017 Focus
  - Continue to pursue select recruits in key markets
  - Continuing to strategically invest in global platform – acquisitions and productivity-focused infrastructure to support our people and client service delivery
  - Growth outlook excludes the impact of future acquisitions

# Appendix:
# Reconciliation of non-GAAP measures

# Reconciliation of GAAP earnings to adjusted EBITDA

| *(US$ thousands)* | Three months ended December 31, 2016 | Three months ended December 31, 2015 | Twelve months ended December 31, 2016 | Twelve months ended December 31, 2015 |
|---|---|---|---|---|
| Net earnings from continuing operations | $ 50,320 | $ 42,819 | $ 91,571 | $ 39,915 |
| Income tax | 23,691 | 20,476 | 47,829 | 32,552 |
| Other income, net | (233) | (835) | (2,417) | (1,122) |
| Interest expense, net | 2,277 | 2,515 | 9,190 | 9,039 |
| Operating earnings | 76,055 | 64,975 | 146,173 | 80,384 |
| Depreciation and amortization | 11,886 | 10,557 | 44,924 | 38,624 |
| Acquisition-related items | 1,162 | 2,903 | 3,559 | 6,599 |
| Spin-off stock-based compensation costs | - | - | - | 35,400 |
| Spin-off transaction costs | - | (82) | - | 14,065 |
| Corporate costs allocated to Spin-off | - | - | - | 2,010 |
| Restructuring costs | 547 | - | 5,127 | - |
| Stock-based compensation expense | 790 | 790 | 3,279 | 4,252 |
| Adjusted EBITDA | $ 90,440 | $ 79,143 | $ 203,062 | $ 181,334 |

# Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share

| *(US$ thousands)* | Three months ended December 31, 2016 | Three months ended December 31, 2015 | Twelve months ended December 31, 2016 | Twelve months ended December 31, 2015 |
|---|---|---|---|---|
| Net earnings from continuing operations | $ 50,320 | $ 42,819 | $ 91,571 | $ 39,915 |
| Non-controlling interest share of earnings | (8,826) | (8,123) | (20,085) | (21,509) |
| Amortization of intangible assets | 5,674 | 5,071 | 21,293 | 17,013 |
| Acquisition-related items | 1,162 | 2,903 | 3,559 | 6,599 |
| Spin-off stock-based compensation costs | - | - | - | 35,400 |
| Spin-off transaction costs | - | (82) | - | 14,065 |
| Corporate costs allocated to Spin-off | - | - | - | 2,048 |
| Stock-based compensation expense | 790 | 790 | 3,279 | 4,253 |
| Restructuring costs | 547 | - | 5,127 | - |
| Income tax on adjustments | (1,846) | (1,497) | (8,202) | (10,563) |
| Non-controlling interest on adjustments | (514) | (951) | (1,846) | (1,115) |
| Adjusted net earnings | **$ 47,307** | $ 40,930 | **$ 94,696** | $ 86,105 |

| *(US$)* | Three months ended December 31, 2016 | Three months ended December 31, 2015 | Twelve months ended December 31, 2016 | Twelve months ended December 31, 2015 |
|---|---|---|---|---|
| Diluted net earnings per share from continuing operations | $ 1.14 | $ 0.92 | $ 1.75 | $ 0.59 |
| Non-controlling interest redemption increment | (0.07) | (0.03) | 0.09 | (0.10) |
| Amortization of intangible assets, net of tax | 0.09 | 0.07 | 0.35 | 0.29 |
| Acquisition-related items | 0.03 | 0.08 | 0.08 | 0.17 |
| Spin-off stock-based compensation costs | - | - | - | 0.94 |
| Spin-off transaction costs, net of tax | - | - | - | 0.26 |
| Corporate costs allocated to Spin-off, net of tax | - | - | - | 0.04 |
| Restructuring costs | 0.01 | - | 0.09 | - |
| Stock-based compensation expense, net of tax | 0.02 | 0.02 | 0.08 | 0.10 |
| Adjusted EPS | **$ 1.22** | $ 1.06 | **$ 2.44** | $ 2.29 |

# Appendix:
# Full Year Regional Details

# Americas Full Year

## (US$ millions)

- 3% internal revenue growth in local currencies and 13% growth from recent acquisitions
- Internal growth was driven by strong Outsourcing & Advisory activity
- Margin expansion from operating leverage and the favorable impact of acquisitions



Revenue
1021.4
889.7
Outsourcing & Advisory (1)
311.2
261.8
Sales Brokerage
310.1
257.7
Lease Brokerage
400.1
370.2
2016
2015



Adjusted EBITDA(2)
(Adjusted EBITDA Margin)
106.7
88.7
10.4%
10.0%
2016
2015

| | USD | LC | Internal Growth (LC) |
|---|---|---|---|
| Revenue Growth | 15% | 16% | 3% |

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.
(2) GAAP Operating Earnings: 2016 $85.3M at 8.3% margin ; 2015 $69.2M at 7.8% margin

# EMEA Full Year

## (US$ millions)

- 3% internal revenue growth in local currencies and 8% growth from recent acquisitions
- Internal growth was driven by solid growth in Outsourcing & Advisory services and Lease Brokerage
- Adjusted EBITDA was down 1% (up 3% in local currencies) from prior year impacted by a decline in higher-margin Sales Brokerage revenues in the UK in the second half of the year, in the wake of the June 2016 "Brexit" referendum

**Revenue**


474.9
446.1
Outsourcing & Advisory (1)
268.5
242.2
Sales Brokerage
96.8
100.3
Lease Brokerage
109.6
103.6
2016
2015

| | USD | LC | Internal Growth (LC) |
|---|---|---|---|
| Revenue Growth | 6% | 11% | 3% |

**Adjusted EBITDA(2)**

*(Adjusted EBITDA Margin)*


55.9
56.6
11.8%
12.7%
2016
2015

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

(2) GAAP Operating Earnings: 2016 $34.3M at 7.2% margin ; 2015 $38.8M at 8.7% margin

# Asia Pacific Full Year

## (US$ millions)

- 5% internal revenue growth in local currencies
- Internal growth across all three service lines
- Adjusted EBITDA was up 8% due to operating leverage

**Revenue**


399.4
385.1
Outsourcing & Advisory (1)
137.0
129.5
Sales Brokerage
167.7
165.1
Lease Brokerage
94.6
90.5
2016
2015

**Adjusted EBITDA(2)**
*(Adjusted EBITDA Margin)*


51.4
47.8
12.9%
12.4%
2016
2015

| | USD | LC | Internal Growth (LC) |
|---|---|---|---|
| Revenue Growth | 4% | 5% | 5% |

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.
(2) GAAP Operating Earnings: 2016 $45.6M at 11.4% margin ; 2015 $41.1M at 10.7% margin